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                                [Certicom Logo]


         Attention Business Editors:

         Certicom Partners with MoneyStream Services to Provide Advanced Security for New E-Commerce Solutions and Innovative Banking Services

         LEADING CANADIAN E-COMMERCE & TRANSACTION PAYMENT PROVIDER TO UTILIZE CERTICOM'S SSL PLUS, ECC AND MOBILETRUST OFFERINGS

         HAYWARD, CA, May 1 /CNW/ - Certicom, a leading provider of m-commerce security, and MoneyStream Services, Canada's only full service electronic payment processing company, today announced that MoneyStream has licensed Certicom encryption technology to provide highly secure, innovative online financial services to its customers. Under the agreement, MoneyStream will use Certicom's SSL Plus(TM) technology to secure its powerful electronic payment gateway technologies. Also announced today is MoneyStream's agreement to enable trusted financial transactions utilizing Certicom's MobileTrust service.

         "Security is a critical business standard that is paramount to our success in meeting our customers' e-business requirements," said Joey Roa, vice president of technology for MoneyStream. "It is essential that our payment processing solution provide for optimal end-to-end security. Certicom's proven SSL Plus will provide a premier security protocol. In addition, we view Certicom's MobileTrust service as an important piece of our infrastructure that will enable signed business transactions."

         Certicom's SSL Plus toolkit is the industry's most widely deployed commercial Secure Sockets Layer (SSL) product, due largely to its ease of use, rapid development time, and support for RSA, DSA/Diffie-Hellman, and elliptic curve cryptography (ECC) - the only commercial SSL product with that capability. MoneyStream is using Certicom's SSL Plus to provide a secure link for its clients that perform financial transactions utilizing the Internet.

         Headquartered in Calgary, Alberta, MoneyStream is dedicated to delivering a full suite of online financial solutions. MoneyStream's secure, reliable and cost effective e-commerce and transaction processing solutions offer users a one-stop, full-service alternative to administering all facets of e-business payment processing.

         "MoneyStream is on the cutting edge of delivering convenient electronic financial services to businesses and consumers," said Rick Dalmazzi, president and CEO of Certicom. "A very exciting part of this announcement is MoneyStream's adoption of the MobileTrust CA service which will provide an added security backbone to MoneyStream's offerings, so its customers can be assured that their financial transactions are secure."

         MoneyStream, serving as a Registration Authority to MobileTrust, will issue digital certificates using MobileTrust to authenticate e-business transactions as well as to protect the integrity and privacy of payment information exchanged online. MobileTrust is a digital certificate service that enables service providers, such as MoneyStream, to deliver their transaction processing solutions to a wide variety of platforms, including mobile devices.

         About MoneyStream Services Inc.

         MoneyStream Services was founded in 1993 as Canada's only full service electronic payments processing company. With the proliferation of the Internet-enabled economy, MoneyStream has evolved and refined its offerings to satisfy its customers with the most comprehensive selection of electronic payment processing services. Leveraging the power of the Internet, MoneyStream's solutions simplify the way its customers move money.

         About Certicom

         Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies, such as Palm, Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom provides a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For



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more information, visit Certicom's Web site at http://www.certicom.com.

         SSL Plus, MobileTrust and Certicom are registered trademark of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

         Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

         /For further information: Lorraine Kauffman, Public Relations, Certicom Corp., (510) 780-5417, lkauffman(at)certicom.com; Brandin Asuchak, Marketing Manager, MoneyStream Services Inc., (403) 296-0250 ext106; Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050 x 15, jessica(at)lcomm.com/
         (CIC.)